SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Royal Hawaiian Orchards, L.P.

(Name of the Issuer)

Royal Hawaiian Orchards, L.P.
(Names of Person(s) Filing Statement)

Depositary Units representing Class A Units of Limited Partnership Interests

(Title of Class of Securities)

78028T100

(CUSIP Number of Class of Securities)

Royal Hawaiian Resources, Inc.

390 Interlocken Crescent, Suite 350

Broomfield, Colorado  80021

Attn: Bradford Nelson

(303) 339-0500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With a copy to

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Attn: Wanda J. Abel, Esq.
(303) 892-9400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,759,300	$219

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of an estimated 730,000 Class A Units for an estimated $2.41 per Class A Unit in cash in lieu of issuing fractional Class A Units to holders of fractional units consisting of less than one Class A Unit after the proposed reverse split. The applicable fee rate is $124.50 per million of the value of the Class A Units to be acquired.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$219	Filing Party:	Royal Hawaiian Orchards, L.P.
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 19, 2018

Introduction

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Royal Hawaiian Orchards, L.P., a Delaware limited partnership (the “Partnership”), and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 19, 2018, as amended by Amendment No. 1 thereto filed on March 30, 2018, and Amendment No. 2 thereto filed on April 12, 2018 (as so amended, the “Transaction Statement”).

The Transaction Statement relates to the adoption of amendments to the Partnership’s Amended and Restated Agreement of Limited Partnership, as amended, by majority written consent in lieu of a meeting of limited partners, which amendments authorize the general partner to effect pro rata splits and combinations of partnership interests, including reverse splits (the Amendments”). In conjunction with the adoption of the Amendments, the board of directors of the general partner authorized a reverse split (the “Reverse Split”) of our Units on the basis of one post-split Unit for each 2,000 pre-split Units.

The Partnership previously filed (1) a preliminary information statement under Regulation 14C of the Securities Exchange Act of 1934, as amended, with the SEC on March 19, 2018, (2) a definitive information statement under Regulation 14C with the SEC on March 30, 2018, and (3) a revised definitive information statement under Regulation 14C with the SEC on April 12, 2018, relating to the adoption of the Amendments and the authorization of the Reverse Split. The Partnership has filed concurrently herewith an amended revised definitive information statement (the “Information Statement”) and a copy of the Information Statement is incorporated by reference herein as Exhibit (a)(1). Except as described, no other changes have been made to the original filing.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item in the Transaction Statement are qualified in their entirety by the information contained in the Information Statement.

Item 16. Exhibits

No.	Description

(a)(1)

Definitive Information Statement (Amendment No. 2) of Royal Hawaiian Orchards, L.P., including Annexes A and B (incorporated herein by reference to the Partnership’s Information Statement filed with the SEC on May 7, 2018)

(a)(2)	Notice of Limited Partner Action by Written Consent (incorporated herein by reference to the Information Statement)

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	Not applicable

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 7, 2018

ROYAL HAWAIIAN ORCHARDS, L.P.

By:	Royal Hawaiian Resources, Inc.,
Its Managing General Partner

By:	/s/ Bradford Nelson
Name: Bradford Nelson
Title: President